FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For November 19, 2002

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                (Translation of registrant's name into English)

                              Gustav Mahlerlaan 10
                               1082 PP Amsterdam
                                The Netherlands

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                          Form 20-F  X            Form 40-F
                                    ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                     No  X
                             ---                     ---

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.


                               INDEX TO EXHIBITS


Item
----

1. Press release entitled, "ABN AMRO to sell activities in Lebanon to Byblos Bank", dated November 12, 2002.



The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ABN AMRO HOLDING N.V.


Date:    November 19, 2002                  By:  /s/ T. de Swaan
                                                --------------------------------
                                            Name:  T. de Swaan
                                            Title: Member of the Managing Board


                                            By:  /s/ C.H.A. Collee
                                                --------------------------------
                                            Name:  C.H.A. Collee
                                            Title: Member of the Managing Board


                                            ABN AMRO BANK N.V.


Date:    November 19, 2002                  By:  /s/ T. de Swaan
                                                --------------------------------
                                            Name:  T. de Swaan
                                            Title: Member of the Managing Board


                                            By:  /s/ C.H.A. Collee
                                                --------------------------------
                                            Name:  C.H.A. Collee
                                            Title: Member of the Managing Board

                                                                         Item 1
[ABN-AMRO LOGO]


-------------------------------
Press Release


Amsterdam/Beirut, 12 November 2002


ABN AMRO to sell activities in Lebanon to Byblos Bank

ABN AMRO and Byblos Bank SAL have reached an agreement to sell all assets and liabilities of ABN AMRO in Lebanon to Byblos Bank SAL. The transaction is subject to regulatory approval.

ABN AMRO has been operating in Lebanon since 1954, currently with 6 branches and 195 staff. The activities that will be transferred to Byblos Bank include retail banking, treasury and corporate banking. The decision to exit the Lebanese market fits within the framework of ABN AMRO's strategy to allocate its resources to those markets generating the highest possible benefits for its clients and shareholders. Since 2000, ABN AMRO has sold all its operations in Aruba, Bahrain, Bolivia, Ecuador, Kenya, Morocco, Panama, Sri Lanka and Suriname. Additionally, the retail operations in Argentina, Chile, the Philippines and Venezuela as well as the onshore banking activities in the Netherlands Antilles and the retail and brokerage business in Greece were sold.

Byblos Bank SAL is one of the top three banks in Lebanon; with total assets of EUR 4.52 bn and total deposits of EUR 3.62 bn as at end of September 2002 and a network of 64 branches throughout Lebanon. Byblos Bank is the leader in retail banking and lending to Small to Medium enterprises in Lebanon, with a strong foothold in corporate banking and trade finance.

                                     - - -

Press enquiries:
ABN AMRO         +31 20 628 8900
Byblos Bank SAL  +961 1 335 465














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Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty

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